UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number:   001-34362

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Columbus McKinnon Corporation Employee Stock Ownership Plan
Restatement Effective April 1, 2015

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COLUMBUS McKINNON CORPORATION
13320 Ballantyne Corporate Place, Suite D
Charlotte, NC 28277

COLUMBUS MCKINNON CORPORATION
Employee Stock Ownership Plan

Financial Statements as of
March 31, 2024 and 2023
and Supplemental Schedule
Together with
Report of Independent Registered
Public Accounting Firm

COLUMBUS MCKINNON CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE
MARCH 31, 2024 AND 2023

Page
Number

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits at March 31, 2024 and 2023	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended March 31, 2024 and 2023	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at Year End)	8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

September 24, 2024

To the Benefits Committee of the
    Columbus McKinnon Corporation Employee Stock Ownership Plan:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Columbus McKinnon Corporation Employee Stock Ownership Plan (the Plan), as of March 31, 2024 and 2023, and the related statements of changes in net assets available for benefits for the years ended March 31, 2024 and 2023, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Columbus McKinnon Corporation Employee Stock Ownership Plan as of March 31, 2024 and 2023, and the changes in net assets available for benefits for the years ended March 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Bonadio & Co., LLP

We have served as the Plan's auditor since 2006.

September 24, 2024
Amherst, New York

COLUMBUS MCKINNON CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
MARCH 31, 2024 AND 2023
	March 31, 2024	March 31, 2023
	Total	Total
ASSETS
INVESTMENT IN COMMON STOCK OF COLUMBUS MCKINNON CORPORATION, at fair value	$6,847,178	$6,563,608
RECEIVABLES:
Interest	1,711	1,372
CASH	385,549	357,408

LIABILITIES
DISTRIBUTION PAYABLE	—	—

Total net assets available for benefits	7,234,438	6,922,388

The accompanying notes are an integral part of these statements.

COLUMBUS MCKINNON CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023
	March 31, 2024	March 31, 2023

ADDITIONS:
Investment income:
Dividend Income	$45,645	$50,206
Interest Income	18,666	8,829
Net appreciation (depreciation) in fair value of investments	886,852	(1,010,111)

Total additions	951,163	(951,076)

DEDUCTIONS:
Distributions to participants	$614,948	$508,902
Transfer to other qualified plan	24,165	10,759

Total deductions	639,113	519,661

NET INCREASE/(DECREASE)	312,050	(1,470,737)

NET ASSETS AVAILABLE FOR BENEFITS - beginning of year	6,922,388	8,393,125

NET ASSETS AVAILABLE FOR BENEFITS - end of year	$7,234,438	$6,922,388

The accompanying notes are an integral part of these statements.

COLUMBUS MCKINNON CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2024 AND 2023

1.   DESCRIPTION OF PLAN

    The following brief description of the Columbus McKinnon Corporation Employee Stock Ownership Plan (ESOP or the Plan) is provided for general information purposes only. Participants should refer to plan documents for complete information.

Columbus McKinnon Corporation (the Company) established the Plan effective as of November 1, 1988. The Plan operates, in relevant parts, as an employee stock ownership plan and is designed to comply with section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (Code) and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Individuals appointed by the Company’s Board of Directors act as trustees to the Plan (the Trustee).

The Plan purchased Company common shares at various times and holds the stock in a trust established under the Plan. All shares were fully vested at March 31, 2024 and 2023.

A summary of the ESOP’s provisions is as follows:

Eligibility
Substantially all of the domestic nonunion employees of the Company and its domestic subsidiaries who have attained age 21 and have completed one year of service (minimum of 1,000 hours) are eligible to participate in the ESOP.

Effective December 31, 2011, the Plan was amended so that the term “eligible employee,” does not include any individual who is hired after December 31, 2011.

Contributions
Each plan year (each 12-month period ending March 31, prior to the Plan paying off a loan payable on July 1, 2014), the Company contributed to the ESOP for each participant (a) who was actively employed as an employee on December 31 and who earned at least 1,000 hours of service as an employee in the calendar year ending December 31, or (b) who terminated employment on or after January 1 during a plan year after attaining age 55 and completing at least five years of eligibility service. The final share allocation occurred during the year ended March 31, 2015; there will not be any further share contributions to the Plan. Contribution allocations are made in shares of Columbus McKinnon Corporation stock. Columbus McKinnon Corporation is the Plan sponsor, and therefore, these transactions and related dividend income qualify as party-in-interest transactions.

Vesting
All participant accounts were 100% vested effective December 31, 2014.

Payment of Benefits
Upon a participant’s termination, the value of his or her account will be distributed if the value of the account is less than $1,000 or, at the participant’s option, either immediately or at any valuation date until retirement, as provided in the ESOP. A retiree may elect to defer distribution up to 70 ½ years of age. The account of a participant who is not a 5% owner and who has not separated from service but has attained the age of 70 ½ will commence distribution unless the participant elects to defer distribution until employment ceases. Valuation dates for distributions are September 30 or March 31.

During the year ended March 31, 2024, $614,948 which includes 15,920 shares, was distributed to vested participants in cash and stock certificates ($508,902 or 13,314 shares, distributed during the year ended March 31, 2023). As of March 31, 2024 and 2023, $516,448 and $385,646, respectively, is included in the ESOP assets for terminated participants who had requested distributions and were awaiting the updated valuation at March 31, 2024, to receive them.

Participant Accounts
The Plan is a defined contribution plan under which a separate individual account is established for each participant. As of each March 31 valuation date, each participant account is appropriately adjusted to reflect any increase or decrease in the fair market value of the Plan’s assets during the period.

Dividends
Dividends paid on stock allocated to a participant’s stock account will be allocated to the participant’s nonstock account. During the years ended March 31, 2024 and 2023 respectively, dividends of $45,645 and $50,206 were paid on the Company’s common stock, including shares held by the Plan.

Voting Rights
Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any allocated share for which instructions have not been given by a participant.

Put Option
Pursuant to Federal income tax requirements, the Plan contains a put option that is exercisable by plan participants in situations where Company stock is no longer traded on an established securities market. Specifically, the put option is a right of the participants to require that the Company buy any shares of its stock distributed to participants when there is no market for the trading of such shares. The price paid in the event the put option is exercised shall be representative of the fair market value of such stock. If the distribution is a total distribution of the participant’s account, payment shall be made in five substantially equal annual payments, including interest. If the distribution is not a total distribution, payment shall be made no later than 30 days after the participant exercises the put option.

Diversification
In accordance with the Plan document, employees who have attained 55 years of age and ten years of participation in the Plan have the option to diversify the investments in their stock accounts by selling a specified percentage of their shares at the current market value and transferring the sale proceeds to another defined contribution plan maintained by the Company. Diversification is offered to each eligible participant over a six-year period. In each of the first five years, a participant may diversify up to 25 percent of the number of post-1986 shares allocated to his or her account, less any shares previously diversified. In the sixth year, the percentage changes to 50 percent. The number of shares elected to be sold for diversification totaled 618 and 322 at March 31, 2024 and 2023, respectively. These diversification sales resulted in transfers being made to the Company’s Thrift 401(k) Plan totaling $24,165 and $10,759 for the years ended March 31, 2024 and 2023, respectively.

Plan Termination
The Company reserves the right to terminate the Plan at any time, subject to plan provisions. Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the plan terms and the IRC. Upon termination of the Plan, the Company’s Board of Directors should direct the Plan to pay all liabilities and expenses of the trust fund.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash
The Company maintains its cash in a bank money market account. The Company uses the balance in this account for transactions relating to diversification.

Basis of Accounting
The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent liabilities. Actual results could differ from those estimates.

Benefit Payments
Benefits are recorded when paid.

Investment Valuation and Income Recognition
The common shares of the Company are valued at fair value on March 31, 2024 and 2023. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes the Plan’s gains and losses on assets bought and sold as well as held during the year.

Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Administrative Expenses
Substantially all administrative expenses are paid by the Company.

3.       ADMINISTRATION OF PLAN ASSETS

The Plan is administered by Blue Ridge ESOP Associates. The Plan's assets, which consist principally of Company common shares, were held by American Stock Transfer & Trust Company, LLC (AST) for the period covering April 1, 2023 through July 1, 2023. Equiniti Trust Company, LLC (Equiniti) held the common shares thereafter through the end of the Plan year. AST and Equiniti invest interest, and dividend income and makes distributions to participants at the direction of Blue Ridge ESOP Associates..

    Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Administrative expenses for Plan related fees are paid by the Company.

4.       INVESTMENTS

The Plan's investments, at March 31, are presented in the following table:

	2024	2023
Columbus McKinnon Corporation stock:
Number of shares	160,093	176,631
Cost	$2,027,229	$2,215,644
Fair value	$6,847,178	$6,563,608

5.       FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (FASB) Accounting Standards Codification 820 (ASC 820) establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2    Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability;
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

    Following is a description of the valuation methodologies used for assets measured at fair value:

    Common Stocks: Quoted prices in principal active markets for identical assets as of the valuation date (Level 1).

    The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
    The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of March 31:

	Assets at Fair Value as of March 31, 2024
	Level 1	Level 2	Level 3	Total
Columbus McKinnon Corporation stock	$6,847,178	$—	$—	$6,847,178
Total assets at Fair Value	$6,847,178	$—	$—	$6,847,178

	Assets at Fair Value as of March 31, 2023
	Level 1	Level 2	Level 3	Total
Columbus McKinnon Corporation stock	$6,563,608	$—	$—	$6,563,608
Total assets at Fair Value	$6,563,608	$—	$—	$6,563,608

6.       INCOME TAX STATUS

    The Internal Revenue Service has determined and informed the Company by a letter dated July 21, 2016, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC).

Schedule I
COLUMBUS MCKINNON CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN
EIN: 16-0547600	PLAN NUMBER: 016

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
March 31, 2024

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer	Description of Investment	Cost	Fair Value
*	Columbus McKinnon Corporation	Employer Common Stock, 160,093 shares	$2,027,229	$6,847,178

			$2,027,229	$6,847,178
*	Party-in interest

The accompanying notes are an integral part of these statements.

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1)Registration Statement (Form S-8 No. 333-168777) pertaining to the Columbus McKinnon Corporation 2010 Long Term Incentive Plan,

(2)Registration Statement (Form S-8 No. 333-207165) pertaining to the 2014 Incentive Plan of Magnetek, Inc., and

(3)Registration Statement (Form S-8 No. 333-212865) pertaining to the Columbus McKinnon Corporation 2016 Long Term Incentive Plan, and

(4)Registration Statement (Form S-8 No. 333-280936) pertaining to the Columbus McKinnon Corporation Second Amended and Restated 2016 Long Term Incentive Plan

of our report dated September 24, 2024, appearing in this Annual Report on Form 11-K of the Columbus McKinnon Corporation Employee Stock Ownership Plan for the year ended March 31, 2024.

/s/ Bonadio & Co., LLP

September 24, 2024
Amherst, New York

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COLUMBUS McKINNON CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
RESTATEMENT EFFECTIVE APRIL 1, 2015

Date: September 24, 2024

	By:	/s/ Alan S. Korman
Alan S. Korman, Trustee

/s/ Gregory P. Rustowicz
Gregory P. Rustowicz, Trustee